Filed by CoBiz Financial Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: CoBiz Financial Inc.

Commission File No.: 001-15955

Date: June 18, 2018

EMAIL CORRESPONDENCE FROM STEVEN BANGERT TO ALL EMPLOYEES

Subject: CoBiz joining forces with BOK Financial

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It was announced this morning that CoBiz Financial will be acquired by BOK Financial, a $33.4 billion financial services company headquarters out of Tulsa, Okla. BOK Financial has a major presence across the Southwest and lower Midwest, operating as Colorado State Bank and Trust in Colorado and Bank of Arizona in Arizona, and, like us, has a deep and abiding commitment to providing outstanding service to businesses and business owners, delivering premier wealth management services, and giving back to the communities in which it operates.

This announcement is just the first step in this process, and I understand that we’ll all need time to let the news sink in. The transaction is, of course, subject to regulatory approval which will likely take a few months. Once we have that approval, we’ll begin the work of integration. And throughout this process, we need to continue delivering the same high-touch client service for which we’re known.

So, what’s next? Later today, we’ll share information to help you discuss the announcement with our clients. We encourage you to proactively reach out to share the news with them. We’ll also share more information about BOK Financial with you in MMRU. In the coming days and weeks, we commit to sharing information as it becomes available and being as transparent as possible.

I know that this will be a time of tremendous change and uncertainty. There will be no immediate changes to your job; pay; benefits; or how you answer the phone, do your job, process transactions, etc. There are still a lot of details to be ironed out; we don’t know exactly how things are going to change but we know that changes are coming. I ask that you read the information as it becomes available, and talk with your manager or Human Resources if you have any questions or concerns.

CoBiz is my life’s work. I’m so proud that we’ve earned the opportunity to join an institution with BOK Financial’s stellar reputation and track record. Our next chapter is essentially an entirely new story for CoBiz. We’ll be part of something so much bigger and able to offer so much more to our clients — and make a bigger impact on our communities — but a lot of what we’ve built together will change. I won’t minimize the difficulty of letting that go, but I look forward to seeing where our new partnership will take us.

Steve

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, CoBiz Financial Inc.’s and BOK Financial Corporation’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “plan,” “predict,” “project,” “forecast,” “guidance,” “goal,” “objective,” “prospects,” “possible” or “potential,” by future conditional verbs such as “assume,” “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements. Actual results may differ materially from current projections.

In addition to factors previously disclosed in CoBiz Financial Inc.’s and BOK Financial Corporation’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: the ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval by CoBiz Financial Inc.’s shareholders on the expected terms and schedule, including the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated; delay in closing the merger; difficulties and delays in integrating CoBiz Financial Inc.’s business or fully realizing cost savings and other benefits; business disruption following the merger; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer acceptance of BOK Financial Corporation’s products and services; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

Important Additional Information and Where to Find it

In connection with the proposed merger, BOK Financial Corporation will file with the SEC a Registration Statement on Form S-4 that will include the Proxy Statement of CoBiz Financial Inc. and a Prospectus of BOK Financial Corporation, as well as other relevant documents concerning the proposed transaction. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about BOK Financial Corporation and CoBiz Financial Inc., may be obtained at the SEC’s Internet site

(http://www.sec.gov). You will also be able to obtain these documents, free of charge, from CoBiz Financial Inc. at ir.cobizfinancial.com or from BOK Financial Corporation by accessing BOK Financial Corporation’s website at www.bokf.com. Copies of the Proxy Statement/Prospectus can also be obtained, free of charge, by directing a request to CoBiz Financial Inc. Investor Relations at CoBiz Financial Inc. Investor Relations, 1401 Lawrence Street, Suite 1200, Denver, CO, by calling (303) 312-3412, or by sending an e-mail to info@cobizfinancial.com or to BOK Financial Corporation Investor Relations at Bank of Oklahoma Tower, Boston Avenue at Second Street, Tulsa, Oklahoma, by calling (918) 588-6000 or by sending an e-mail to investorrelations@bokf.com.

CoBiz Financial Inc. and BOK Financial Corporation and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of CoBiz Financial Inc. in respect of the transaction described in the Proxy Statement/Prospectus. Information regarding CoBiz Financial Inc.’s directors and executive officers is contained in CoBiz Financial Inc.’s Annual Report on Form 10-K for the year ended December 31, 2017 and its Proxy Statement on Schedule 14A, dated March 9, 2018, which are filed with the SEC.  Information regarding BOK Financial Corporation’s directors and executive officers is contained in BOK Financial Corporation’s Annual Report on Form 10-K for the year ended December 31, 2017 and its Proxy Statement on Schedule 14A, dated March 15, 2018, which are filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.